

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2018

Simon Moroney
Chief Executive Officer
MorphoSys AG
Semmelweisstrasse 7
82152 Planegg
Germany

      Re: MorphoSys AG
          Amended Draft Registration Statement on Form F-1
          Submitted March 14, 2018
          CIK No. 0001340243
          Registration Statement on Form F-1
          Filed March 22, 2018
          File No. 333-223843

Dear Dr. Moroney:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2018 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Use of Proceeds, page 70

1.   Please specify how far in the clinical development of your MOR208, MOR202 and MOR106 product candidates you expect to reach using proceeds from the offering.

Simon Moroney
MorphoSys AG
March 30, 2018
Page 2

MOR208, page 100

2.   We note your revised disclosure concerning the number of evaluable patients in the L-
        MIND study. Please provide similar disclosure about other trials where the number of
        evaluable patients differed from the number of patients in the trial. For example, we note
        that you reference evaluable patients when discussing your Phase 2a Clinical Trial with
        MOR208 as single agent in r/r NHL including DLBCL, your Phase 2 Investigator-
        Sponsored Trial with MOR208 in CLL and your CLL Phase 1 trial.

Active Clinical Combination Trials, page 104

3.   We note your response to our prior comment 9 and reissue in part. Please revise the
        disclosure in this section to include the actual definition for a grade 3 toxicity event used
        for this trial.

Phase 2a Clinical Trial with MOR208 as a single agent in r/r NHL including DLBCL, page 106

4.   We note your response to our prior comment 10 and reissue. Please revise to disclose and
        identify all of the serious adverse events patients experienced during this trial and the
        number of patients who experienced them. It appears that you have only disclosed the
        most frequently reported serious adverse events.

Development of MOR202
Active Clinical Trials, page 110

5.   We note your response to our prior comment 12 and reissue. Please disclose in this
        section the actual definition used for a grade 4 adverse event. Please also disclose the
        expected safety signals that have been observed.

Collaboration and License Agreement with Xencor, page 135

6.   We note your revised disclosure that Xencor will be eligible to receive royalty payments
        upon commercialization of MOR208 in the mid single-digit to low double-digit
        percentages based upon net sales of licensed antibody sold by you or your licensees.
        Please revise the royalty range to reflect no more than a 10% range.

Research and License Agreement with Janssen (formerly Centocor), page 135

7.   Please disclose the royalty range (not to exceed 10 percentage points) for the royalty
        payments that you are entitled to receive pursuant to this agreement.

Patents, page 136

8.   We note your response to our prior comment 14 and reissue in part. Please revise your
        disclosure for HuCAL, Ylanthia and Slonomics to disclose the type of patent protection
        such as composition of matter, use or process. Please also revise your disclosure to

identify when the most material patent in each patent portfolio will expire.

You may contact Franklin Wyman at 202-551-3660 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Stephan Hutter